TROYGOULD P.C.
1801 Century Park East, Suite 1600
Los Angeles, California 90067

December 27, 2010

VIA EDGAR CORRESPONDENCE

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highway Holdings Limited
File No. 333-168870
Registration Statement on Form F-3

Dear Ms. Long:

By letter dated December 8, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided Highway Holdings Limited (the “Company”) with comments to the Amendment No. 1 to Company’s Registration Statement on Form F-3 (the “Registration Statement”).  This letter contains the Company’s responses to the Staff’s comments.  The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the December 8, 2010 letter from the Staff.

Concurrently with the submission of this response, the Company is filing Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement.  Also, we are submitting to the Staff a redline copy of Amendment No. 2 that shows the changes that were made to the Registration Statement.

Exhibit 5.1.

1.           Harney Westwood & Riegels has revised its opinion letter as requested.  The legal opinion now states that “the Units including the Securities offered as part of such Units, will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms.”

2.           The Company has decided that it will no longer include debt securities in the Registration Statement.  Accordingly, a legal opinion from New York counsel will not be necessary.  Amendment No. 2 has been revised to delete all references to the debt securities from the Registration Statement.

Concurrently with the filing of Amendment No. 2, the Company is submitting an acceleration request to have the Registration Statement declared effective on December 30, 2010.  The acceleration request contains the representations in the three bullet points on page 2 of the Staff’s letter.

Please contact me if you have any questions regarding this letter or Amendment No. 2. Thank you.

Very truly yours,

/s/ ISTVAN BENKO
Istvan Benko

IB:ib
cc:	R. Kohl, CEO Highway Holdings Limited